

April 16, 2013

Via E-mail
Mr. Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings, Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke, Bermuda HM 08

> **Re: Montpelier Re Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-31468**

Dear Mr. Paquette:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. The file number on your Form 10-K differs from the file number in the EDGAR system. Please note for future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
III. Liquidity and Capital Resources. Page 66

2. Please explain to us your obligation to fund the shareholder's deficit for Montpelier Syndicate 5151 and the related impact on your future liquidity and capital resources.

Notes to Consolidated Financial Statements

Note 12. Segment Reporting, page F-36

3. You state that these segment disclosures present the operations of your underwriting platforms prior to the effects of intercompany quota share reinsurance agreements. Please explain to us whether your chief decision maker considers the impact of these reinsurance agreements in allocating resources to segments, assessing segment capital adequacy and assessing segment performance. If so, explain your basis for excluding this information from your segment presentation. If not, explain why this information did not warrant consideration by your chief decision maker. In this regard, quantify for us the impact on your segment operating results of the intercompany quota share reinsurance agreements between Montpelier Syndicate 5151, MCL and Montpelier Reinsurance Ltd. for each period presented. Refer to ASC 280-10-50, particularly paragraphs 27-29.

Note 13. Regulatory Requirements, page F-40

4. Please provide us the following information as proposed disclosure to be included in future filings for your UK subsidiaries, including Syndicate 5151 or explain to us your basis for omitting this information:
   • The amount of statutory capital and surplus at December 31, 2012, as required under ASC 944-505-50-1a.
   • The amount of statutory capital and surplus necessary to satisfy UK regulatory requirements if significant in relation to actual statutory capital and surplus for your UK subsidiaries, as required under ASC 944-505-50-1b. If not significant, please clarify in your disclosure.
   • Disclose the amounts of restricted net assets as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant